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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                                  SOHU.COM.INC
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)


                                    83408W103
                                ----------------
                                 (CUSIP Number)


                                   01/18/2006
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



     Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


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-------------------                                            -----------------
CUSIP No. 83408W103                   13G                      Page 1 of 1 Pages
-------------------                                            -----------------

-----------------------------------------------------------------------------
    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
             Pictet (London) Limited
             Pictet Asset Management Limited ("PAM")
             Pictet (London) Limited is the parent corporation of PAM
             The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two non-U.S. investment funds, both managed by PAM.
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group               (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC Use Only


--------------------------------------------------------------------------------
    4     Citizenship or Place of Organization
             Pictet (London) Limited - United Kingdom
             Pictet Asset Management Limited - United Kingdom
--------------------------------------------------------------------------------
                        5      Sole Voting Power:
                                    Pictet (London) Limited: 1,877,445
                               (indirect through PAM)
        Number of                   PAM: 1,877,445
                        --------------------------------------------------------
         Shares         6      Shared Voting Power:
                                    Pictet (London) Limited:  None
      Beneficially                  PAM:  None

        Owned by        --------------------------------------------------------
                        7      Sole Dispositive Power:
         Each                       Pictet (London) Limited: 1,877,445
                               (indirect through PAM)
       Reporting                    PAM: 1,877,445
                        --------------------------------------------------------
      Person With       8      Shared Dispositive Power:
                                    Pictet (London) Limited:  None
                                    PAM:  None

-------------------------------------------------------------------------------
    9     Aggregate Amount Beneficially Owned by Each Reporting Person
             Pictet (London) Limited:  1,877,445 (indirect through PAM)
             PAM:  1,877,445

--------------------------------------------------------------------------------
   10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]



--------------------------------------------------------------------------------
   11     Percent of Class Represented by Amount in Row (9)
             Pictet (London) Limited:  5.12% (indirect through PAM)
             PAM:  5.12%

--------------------------------------------------------------------------------
   12     Type of Reporting Person:
             Pictet (London) Limited:  HC
             PAM:  IA

--------------------------------------------------------------------------------



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Item 1.

       (a)    Name of Issuer: SOHU.COM.INC

       (b)    Address of Issuer's Principal Executive Offices:

              7,  Jianguomen Nei Avenue,
                  Suite 1519,
                  Tower 2
                  Bright China Chang An Building,
                  Beijing,
                  100005.

Item 2

       (a)    Names of Persons Filing:

              Pictet (London) Limited, holding company for:
              Pictet Asset Management Limited ("PAM")
              Pictet (London) Limited is the parent corporation of PAM

       (b)    Address of Principal Business Office or, if none, Residence:

              Pictet (London) Limited:  Tower 42 Level 37
                                        25 Old Broad Street
                                        London  EC2N 1HQ
                                        UNITED KINGDOM
              PAM:  Same

       (c)    Citizenship:

                 Pictet (London) Limited:  United Kingdom
                 PAM:  Same

       (d)    Title of Class Securities: Common Stock

       (e)    CUSIP Number: 83408W103

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

       Not applicable.

Item 4. Ownership

       The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two non-U.S. investment funds, both are managed by PAM.

       (a)    Amount Beneficially Owned:

                 Pictet (London) Limited: 1,877,445 (indirect through PAM)
                 PAM:  1,877,445

       (b)    Percent of Class:

                 Pictet (London) Limited:  5.12% (indirect through PAM)
                 PAM:  5.12%

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       (c)    Number of shares as to which such person has:

       Pictet (London) Limited (indirectly through PAM):

              (i) sole power to vote or to direct the vote: 1,877,445 shared power to vote or to direct the vote: None

              (ii)   sole power to dispose or to direct the disposition of:
                     1,877,445

              (iii)  shared power to dispose or to direct the disposition of:
                     None

       PAM:

              (i)    sole power to vote or to direct the vote: 1,877,445

              (ii)   shared power to vote or to direct the vote: None

              (iii)  sole power to dispose or to direct the disposition of:
                     1,877,445

              (iv)   shared power to dispose or to direct the disposition of:
                     None

Item 5. Ownership of Five Percent or Less of a Class

       Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

       Not applicable.

Item 9. Notice of Dissolution of the Group

       Not applicable.

Item 10. Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date :


                                             /s/ David Cawthrow
                                             -----------------------------------
                                             David Cawthrow
                                             Chief Compliance Officer




                         AGREEMENT OF REPORTING PERSONS

       The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned.



Pictet (London) Limited                     Pictet Asset Management Limited


By: /s/ David Cawthrow                      By: /s/ David Cawthrow
    --------------------------------            --------------------------------
    David Cawthrow, Chief Compliance            David Cawthrow, Chief Compliance
    Officer                                     Officer